Exhibit 99.1

FOR IMMEDIATE RELEASE

Leading SASE Player Selects Silicom’s Edge
Networking Product for its Next Generation Offering

KFAR SAVA, Israel – February 27, 2023 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that it has secured another Design Win for one of its pioneering Edge Networking products. The customer, a leading Secure Access Service Edge (SASE) vendor, has already placed an initial deployment order that will be delivered by Silicom during the first half of 2023. In addition, Silicom and the customer are working together on a wireless Edge Networking solution that will support additional use cases, further expanding the business potential of the relationship.

“This strategic win, added to our growing roster of SASE and other Edge related design wins, clearly demonstrates that our Edge Networking momentum is building far beyond the SD-WAN space,” commented Liron Eizenman, Silicom’s CEO. “The ‘package’ of advantages we offer, including the market’s broadest portfolio of Edge Networking offerings, attractive price points, exceptional customization capabilities and our strong relationship with Intel, is proving to be compelling for all types of market players: not just solution vendors, but also telcos, service providers and more.

“In fact, we are experiencing a flood of interest from widely varying types and sizes of clients – both existing customers and potential customers - all who seek a performance boost and future-safe flexibility for their next-generation networks and solutions, whether targeting SD-WAN, SASE, Enhanced Internet, telco-dedicated routing or other Edge Networking use cases.”

Mr. Eizenman concluded, “We therefore continue to raise our assessment of the Edge market’s potential to drive our future growth far beyond our initial estimate. As Edge networking’s go-to technology partner with much-needed products and an unmatched value proposition, we have already begun benefiting from the sector’s growing momentum, and expect it to become an even stronger growth driver in the years to come.”

About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.
Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.
Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com